UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-07277

Pierre Foods, Inc.

(Exact Name of Registrant as Specified in Charter)

9990 Princeton Road

Cincinnati, OH 45246

(513) 874-8741

(Address, including zip code, and telephone number, including area code, of Registrant’s Principal Executive Offices)

Title of each class of securities covered by this Form:  9 7/8% Senior Subordinated Notes due 2012

Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains:  None

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12b-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:  13

*Explanatory Note — The Registrant is not required to file reports under Section 13(a) or 15(d) with respect to any class of securities.  The Registrant is submitting this Form as notice that it no longer intends to voluntarily file periodic reports.

             Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this certification/notice to be signed on its behalf by the undersigned hereunto duly authorized.

PIERRE FOODS, INC.

	By:	/s/ Cynthia S. Hughes
Cynthia S. Hughes
Date: July 15, 2008		Chief Financial Officer